UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

January 11, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Casual Male Retail Group, Inc.

File No. 001-34219 - CF# 26074

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Casual Male Retail Group, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K/A filed on December 1, 2010 and amended January 7, 2011.

Based on representations by Casual Male Retail Group, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1   through November 10, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

John Reynolds
Assistant Director